

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Christopher J. Thome
Chief Financial Officer
Graham Corporation
20 Florence Avenue
Batavia, NY 14020

      **Re:  Graham Corporation**
           **Registration Statement on Form S-3**
           **Filed May 13, 2024**
           **File No. 333-279355**

Dear Christopher J. Thome:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Uwem Bassey at 202-551-3433 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc:    Alexander R. McClean, Esq.